Unique Logistics International, Inc.

154-09 146th Ave.

Jamaica, NY 11434

January 22, 2024

Jennifer O’Brien

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Unique Logistics International, Inc.
Form 10-K for Fiscal Year Ended May 31, 2023 Response dated December 7, 2023
File No. 000-50612

Dear Ms. O’Brien:

By letter dated January 5, 2024, the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Unique Logistics International, Inc. (“Unique Logistics,” the “Company,” “we,” “us” or “our”) with its comments to the Company’s Form 10-K fiscal year ended May 31, 2023 and response dated December 7, 2023. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Form 10-K for Fiscal Year Ended May 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 32

1.	We note from your response to prior comment 5 that the amount of revenue of the ULHK Entities since the acquisition date included in Unique Logistics’ consolidated income statement was $14.6 million. However, in the Appendix to Response Letter on page 10, we note you disclose revenues of $10.1 million from the ULHK Entities acquired on February 21, 2023. Please explain and revise to include consistent disclosures.

Response:

The ULHK Entities, on a standalone basis, had revenue of $14.6 million from February 21, 2023 through May 31, 2023. This standalone number included revenue earned from intercompany transactions with Unique Logistics (Legacy) of $4.5 million. Therefore, on a consolidated basis post-acquisition ULHK contributed net incremental revenue of $10.1 million.

Prior comment 5 included additional disclosure for Note 2 of the financial statements as of May 31, 2023 was done on a gross basis prior to intercompany eliminations.

Note 2: The amount of revenue and earnings of the ULHK Entities since the acquisition date included in the consolidated income statement were as follows:

	Standalone Subs	Equity Method Investments	Total
Revenue	$14,630,797	$-	$14,630,797
Net Income	$352,447	$136,656	$489,103

On page 10 in the Appendix to our response letter dated December 7, 2023, in the MD&A section update, we presented revenue of the legacy company separately from the acquired subsidiaries and all intercompany revenue and cost eliminations were applied to the acquired consolidated subsidiaries as follows:

	Standalone Subs	I/C elem	Net Subs	Equity Method Investments	Total
Revenue	$14,630,797	$(4,560,573)	$10,070,224	-	$10,070,224
Net Income	$352,447			$136,656	$489,103

On a prospective basis, we will only disclose the net incremental revenue, which in this case would have been $10.1 million.

Financial Statements

Notes to Consolidated Financial Statements

May 31, 2023

2. Acquisitions and Equity Method Investments, page F-16

2.	We understand that Unique Logistics Holdings Limited (“ULHK”) is an affiliate of Unique Logistics International, Inc. (“Unique Logistics”). It appears that Unique Logistics and ULHK entities are under common control. Please tell us, and provide a detailed analysis, to support how you evaluated and concluded that Unique Logistics’ February 21, 2023 acquisition of the share capital in the eight entities held by ULHK should not be accounted for as a transaction between entities under common control, as contemplated by ASC 805-50, and that the transactions should instead be accounted for as business combination by applying the acquisition method.

Response:

Prior to February 21, 2023, ULHK and the Company were not under common control. The Company did purchase its U.S. operations from ULHK in 2020. Before and since that acquisition, however, the Company and ULHK have not been under common control and have had independent management. ULHK is an entirely separate legal entity with an unrelated ownership structure. Common control transactions fall outside the scope of the guidance for business combinations (ASC 805) because there is no change in control over the assets by the ultimate parent. Company management completed an analysis of this acquisition and concluded that ULHK is not an affiliate of Unique Logistics and that a change of control of the ULHK Entities took place at the time of their acquisition by the Company.

Since the ULHK Entities Acquisition, Unique Logistics has assumed full management of the acquired entities (other than entities accounted for as equity method investments) and the only relationship by which ULHK is a related party of the Company is that when Unique Logistics purchased interest in entities previously owned by ULHK (during the acquisitions of 2020)), all in arm’s length transactions, as part of these acquisitions, and as partial compensation, ULHK received an approximately 10% interest (on a fully diluted basis) in Unique Logistics in the form of shares of the Company’s Series B Convertible Preferred stock. Accordingly, management concluded that these acquisitions from ULHK are properly treated as a business combination under guidance per ASC 805.

3.	We note from your response to prior comment 4 that you believe you obtained control of Unique-Vietnam and Unique-Taiwan in the February 21, 2023, acquisition. However, we note that you have not yet closed on the Unique-Vietnam transaction and that you did not close on the Unique-Taiwan acquisition until October 31, 2023. We further note from your response that “ownership in Unique-Vietnam and Unique-Taiwan will officially transfer to the acquirer, that is, Unique Logistics, from ULHK following approval of the transfer by the applicable government authority.” Since the acquisition of these two entities require regulatory approval, it appears that control transfers only when such approval is obtained. Therefore, it does not appear appropriate to account for the acquisition of these two entities on February 21, 2023, since you did not obtain ownership of either of these entities on that date. Please revise your accounting and related disclosures or provide us with a detailed explanation, with reference to specific accounting literature, that to supports your accounting conclusion.

Response:

Unique -Vietnam

The Company concluded that it obtained control of Unique-Vietnam by the transferring the purchase consideration to the seller, ULHK, on February 21, 2023 (Acquisition date) and that it should consolidate Unique-Vietnam from that date. The Company reached this conclusion based upon the Variable Interest Entities subsections of ASC 810. According to the SPA, ownership in Unique-Vietnam will officially transfer to the buyer (Unique Logistics) from the seller (ULHK) following approval of the transfer by the applicable government authority. In accordance with the Stock Purchase Agreement between the Company and ULHK, dated as of April 28, 2022, and amendments thereto dated as of December 17, 2022 and February 21, 2023 and separate Share Sale and Purchase Agreements dated September 13, 2022, as amended pursuant to amendments thereto dated as of February 21, 2023, with each of ULHK Entities (collectively, the “SPA”), prior to such time ULHK will hold any dividends or other distributions on the Purchased Shares in Unique-Vietnam for the benefit of Unique Logistics and consistent with the parties’ understanding on this point, ULHK is holding the Purchased Shares in Unique-Vietnam for the benefit of the Company. Further, consistent with ULHK’s and the Company’s intention with respect to the transaction, since the closing of the ULHK Entities Acquisition, the Company has had full control of the entity, including directing operations and funding its operations.

We concluded that Unique-Vietnam is a VIE based upon the guidance in ASC 810-10-15-14b. As noted in our previous response letter, from the closing date of the ULHK Entities Acquisition, ULHK holds its shares in Unique-Vietnam for the benefit of the Company, the Company makes all business and operating decisions related to Unique-Vietnam, the Company has a risk of loss related to Unique-Vietnam, and the Company’s designees serve on the board of directors of Unique-Vietnam. Therefore, the holders of the equity investment at risk (ULHK) do not have the power to direct the activities of Unique-Vietnam that most significantly impact the entity’s operating performance.

We then concluded that the Company is the primary beneficiary of Unique-Vietnam based upon the guidance in ASC 810-10-25-38A. As summarized above and in our prior response letter, the Company has both the power to direct the activities of Unique-Vietnam and the obligation to absorb all losses of Unique-Vietnam. Therefore, the Company is the primary beneficiary of Unique-Vietnam and should consolidate the entity.

Unique-Taiwan

The Company did not obtain control of Unique-Taiwan on February 21, 2023. As disclosed in Note 2 (Page F-16) of the Company’s Form 10-K, the Company accounts for its investment in Unique-Taiwan using the equity method. As discussed in our previous response letter, though Unique-Taiwan is a joint venture, from the voting interest model prospective, the 50% local shareholder in Unique-Taiwan is responsible for operating decisions and provides funding for Unique-Taiwan’s operations. As such, the Company does not control Unique-Taiwan’s day-to-day operations or financial decisions and does not have “significant influence” over Unique-Taiwan. As part of transferring ownership to Unique Logistics on the closing date of the ULHK Entities Acquisition, however, ULHK agreed to hold the shares, and any dividends or distributions on the Company’s behalf, and the Company therefore has an effective 50% interest in Unique-Taiwan’s earnings, along with the right, following receipt of all necessary government approvals, to receive the Purchased Shares in Unique-Taiwan currently held by ULHK. Based on this, the Company concluded that it should account for its economic rights in Unique-Taiwan using the equity method.

4.	We note the information provided in response to prior comment 5. Please revise to include this information within note 2 to comply with the disclosure requirements of ASC 805-10- 50-2(d) and ASC 805-10-50-2(h)(1). In addition, review the disclosure for discrepancy regarding which consolidation models were applied. To this end, you indicate application of two primary consolidation models. However, you also state that “We determined that the Company obtained control of all the ULHK Entities treated as consolidated subsidiaries by paying for the Purchased Shares in such ULHK Entities in cash and via the issuance of promissory notes to ULHK on February 21, 2023, the closing date of the ULHK Entities Acquisition, in accordance with the SPA under the voting interest model.” Please clarify and revise the disclosures as appropriate.

Response:

As discussed in response to comment #1 above, we will include the information regarding revenue and net income of the ULHK Entities prospectively in the notes to the financial statements in our future filings.

In addition, we will include information on the manner in which control was obtained, and we agree that the language should be clarified as to which consolidation model was applied. As part of our evaluation of the ULHK Entities Acquisition, we did perform analysis under both the VIE and the voting interest models and concluded that none of the ULHK Entities was deemed to be a VIE, except for Unique-Vietnam. We propose to revise our previously-proposed language to include in Note 2 as follows:

Name of acquired operating subsidiary	Purchased Percentage	Designation
Unique Logistics International (H.K.) Limited	100%	Consolidated subsidiary
Unique Logistics International (Vietnam) Co., Ltd.	65%	Consolidated subsidiary
ULI (South China) Limited	70%	Consolidated subsidiary
Unique Logistics International (South China) Limited	70%	Consolidated subsidiary
Unique Logistics International (India) Private Ltd.	65%	Consolidated subsidiary
ULI (North & East China) Company Limited	50%	Equity-method investment
Unique Logistics International Co., Ltd	50%	Equity-method investment
TGF Unique Limited	49.99%	Equity-method investment

We determined that the Company obtained control of all the ULHK Entities treated as consolidated subsidiaries by paying for the Purchased Shares in such ULHK Entities in cash and via the issuance of promissory notes to ULHK on February 21, 2023, the closing date of the ULHK Entities Acquisition, in accordance with the SPA for each entity other than Unique-Vietnam, control was obtained via ownership of a majority of the voting common stock. In the case of Unique-Vietnam, while the Company did not obtain ownership of a majority of voting stock at closing, it did obtain the power to direct the activities of Unique-Vietnam, as well as the risks and rewards of ownership of a majority of the common shares. The Company therefore concluded that Unique-Vietnam is variable interest entity, and that the Company is its primary beneficiary. For equity method investments in the three ULHK Entities listed above where the share interest acquired is equal to or less than 50%, but where the Company established significant influence over the financial and operating policies of the investee, we use the equity method of accounting.

5.

Please address the following regarding your response to prior comment 6:

We note the audit reports on the financial statements of the ULHK entities issued by your independent accountants indicate that the audits were not conducted in accordance with US GAAS or PCAOB Standards. Please obtain and file revised audit reports and financial statements of ULHK entities that have been audited in accordance with US GAAS or PCAOB standards. Refer to Rule 1-02 and 2-02 of Regulation S-X.

Provide reconciliations to US GAAP for any financial statements of ULHK entities not prepared in accordance with US GAAP or IFRS as issued by the IASB. Refer to Rule 3-05(c) of Regulation S-X.

Please amend your Form 8-K to include the revised financial statements of ULHK entities acquired including interim financial statements for the required periods to comply with Rule 8-04 of Regulation S-X.

Response:

●	We acknowledge the Staff’s comment and are considering what the Company needs to do to obtain compliant audits. We will follow up with you and/or amend the Form 8-K pursuant to the Staff’s comment at a later date.

●	As set forth below, most of the financial statements for the ULHK Entities filed with the Form 8-K were prepared under US GAAP or IFRS reporting standards. For those that were not we did include the required reconciliation.

●	To satisfy the financial statement requirement of Rule 8-04 of Regulation S-X, and based on the assessment of significance, the Company included the financial statements for the two most recent fiscal years (audited) and the latest required interim period (unaudited) that precedes the acquisition date of February 21, 2023, and the corresponding interim period of the preceding year (unaudited). The Company included the following financial statements within Form 8-K with the unaudited interim period being within 135 days (113 days) of the acquisition date (February 21, 2023).

ULHK Entities

i.	Unique Logistics International (H.K.) Limited - years ended December 31, 2021 and 2020 (audited) (Exhibits 99.1 and 99.10) and ten months ended October 31, 2022 and 2021 (unaudited) (Exhibit 99.19); Prepared under IFRS reporting standards.

ii.	Unique Logistics International (India) - years ended March 31, 2022 and 2021 (audited) (Exhibits 99.8 and 99.17) and seven months ended October 31, 2022 and 2021 (unaudited) (Exhibit 99.26); Prepared under US GAAP reporting standards. Interim US GAAP reconciliation schedule.

iii.	Unique Logistics International (Vietnam) Co., Ltd. - years ended December 31, 2021 and 2020 (audited) (Exhibits 99.9 and 99.18) and ten months ended October 31, 2022 and 2021 (unaudited) (Exhibit 99.27); Prepared under local GAAP reporting standards. Interim US GAAP reconciliation schedule.

iv.	ULI (South China) Limited - years ended December 31, 2021 and 2020 (audited) (Exhibits 99.2 and 99.11) and ten months ended October 31, 2022 and 2021 (unaudited) (Exhibit 99.20); Prepared under IFRS reporting standards.

v.	Unique Logistics International (South China) Limited - years ended December 31, 2021 and 2020 (audited) (Exhibits 99.4 and 99.13) and ten months ended October 31, 2022 and 2021 (unaudited) (Exhibit 99.22) Prepared under IFRS reporting standards.

vi.	Shenzhen Unique Logistics International Limited - years ended December 31, 2021 and 2020 (audited) (Exhibits 99.5 and 99.14) and ten months ended October 31, 2022 and 2021 (unaudited) (Exhibit 99.23); Prepared under local GAAP reporting standards. US GAAP reconciliation.

Affiliates (Equity Method Investments)

vii.	TGF Unique Limited - years ended March 31, 2022 and 2021 (audited) (Exhibits 99.7 and 99.16) and seven months ended October 31, 2022 and 2021 (unaudited) (Exhibit 99.25); Prepared under IFRS reporting standards.

viii.	Unique Logistics International Co., Ltd (Taiwan) - years ended December 31, 2021 and 2020 (audited) (Exhibits 99.6 and 99.15) and ten months ended October 31, 2022 and 2021 (unaudited) (Exhibit 99.24); Prepared under US GAAP reporting standards.

ix.	ULI (North & East China) Company Limited - years ended December 31, 2021 and 2020 (audited) (Exhibits 99.3 and 99.12) and ten months ended October 31, 2022 and 2021 (unaudited) (Exhibit 99.21); Note that Unique Logistics (Shanghai) Co. LTD is wholly-owned by ULI (North & East China) Company Limited and is included as part of their financial statements. ); Prepared under IFRS reporting standards.

Exhibits refer to the exhibit number of Form 8-K/A filed May 5, 2023.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Eli Kay

Chief Financial Officer

Unique Logistics International, Inc.

154-09 146th Ave.

Jamaica, NY 11434